UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 23)*

TradeStation Group, Inc.

(Name of Issuer)

Common Stock, $.01 par value

(Title of Class of Securities)

89267P 10 5

(CUSIP Number)

William R. Cruz

TradeStation Group, Inc.

8050 S.W. 10th Street

Suite 4000

Plantation, Florida 33324

(954) 652-7000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 23, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 89267P 10 5	Page 2 of 28

1)	Names of Reporting Persons WRCF-I 1997 Limited Partnership
2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3)	SEC Use Only
4)	Source of Funds (See Instructions) Not Applicable.
5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)		☐
6)	Citizenship or Place of Organization Texas
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 2,066,394
	(8)	Shared Voting Power -0-
	(9)	Sole Dispositive Power 2,066,394
	(10)	Shared Dispositive Power -0-
11)	Aggregate Amount Beneficially Owned by Each Reporting Person 2,066,394
12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		☐
13)	Percent of Class Represented by Amount in Row (11) 5.0%
14)	Type of Reporting Person (See Instructions) PN

CUSIP No. 89267P 10 5	Page 3 of 28

1)	Names of Reporting Persons WRCF-II 1997 Limited Partnership
2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3)	SEC Use Only
4)	Source of Funds (See Instructions) Not Applicable.
5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)		☐
6)	Citizenship or Place of Organization Texas
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power -0-
	(8)	Shared Voting Power -0-
	(9)	Sole Dispositive Power -0-
	(10)	Shared Dispositive Power -0-
11)	Aggregate Amount Beneficially Owned by Each Reporting Person -0-
12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		☐
13)	Percent of Class Represented by Amount in Row (11) 0.0%
14)	Type of Reporting Person (See Instructions) PN

CUSIP No. 89267P 10 5	Page 4 of 28

1)	Names of Reporting Persons William R. Cruz
2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3)	SEC Use Only
4)	Source of Funds (See Instructions) Not Applicable.
5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)		☐
6)	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 2,066,394
	(8)	Shared Voting Power -0-
	(9)	Sole Dispositive Power 2,066,394
	(10)	Shared Dispositive Power -0-
11)	Aggregate Amount Beneficially Owned by Each Reporting Person 2,066,394
12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		☐
13)	Percent of Class Represented by Amount in Row (11) 5.0%
14)	Type of Reporting Person (See Instructions) IN

CUSIP No. 89267P 10 5	Page 5 of 28

This Amendment No. 23 further amends Items 4 and 5 of the Statement on Schedule 13D filed by William R. Cruz with the Securities and Exchange Commission on January 10, 2001, as previously amended by Amendment No. 1 filed on May 10, 2002, Amendment No. 2 filed on February 13, 2004, Amendment No. 3 filed on June 7, 2004, Amendment No. 4 filed on September 17, 2004, Amendment No. 5 filed on December 1, 2004, Amendment No. 6 filed on January 10, 2005, Amendment No. 7 filed on August 24, 2005, Amendment No. 8 filed on November 4, 2005, Amendment No. 9 filed on December 2, 2005, Amendment No. 10 filed on March 10, 2006, Amendment No. 11 filed on May 22, 2006, Amendment No. 12 filed on August 28, 2006, Amendment No. 13 filed on February 26, 2007, Amendment No. 14 filed on May 25, 2007, Amendment No. 15 filed on August 29, 2007, Amendment No. 16 filed on February 22, 2008, Amendment No. 17 filed on April 7, 2008, Amendment No. 18 filed on May 30, 2008, Amendment No. 19 filed on September 8, 2008, Amendment No. 20 filed on April 28, 2009, Amendment No. 21 filed on July 1, 2009 and Amendment No. 22 filed on September 17, 2009 (“Amendment No. 22”), with respect to the Common Stock, $.01 par value (“Common Stock”), of TradeStation Group, Inc.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended by deleting the last paragraph of Item 4 of Amendment No. 22 and adding the following two paragraphs:

This Amendment is being filed in connection with the sale by WRCF-I 1997 Limited Partnership of 337,344 shares of Common Stock and the sale by WRCF-II 1997 Limited Partnership of 200,000 shares of Common Stock and to provide updating information.

Except as described in the preceding paragraphs, the Reporting Persons have no present plans or proposals that relate to or would result in any of the matters required to be set forth in items (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

Information with respect to WRCF-I 1997 Limited Partnership:

(a) Aggregate number and percentage of Common Stock owned: See Items 11 and 13 of the applicable cover page. Pursuant to Rule 13d-4, WRCF-I 1997 Limited Partnership expressly declares that the filing of this Schedule 13D shall not be construed as an admission that WRCF-I 1997 Limited Partnership is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this Schedule 13D other than the securities specified in Item 11 of the applicable cover page.

(b) Shared versus sole voting and dispositive power: See Items 7, 8, 9 and 10 of the applicable cover page.

(c) Transactions since most recent filing on Schedule 13D through November 25, 2009:

(1) On October 28, 2009, the limited partnership sold 500 shares of Common Stock on the open market for $8.07 per share;

CUSIP No. 89267P 10 5	Page 6 of 28

(2) On October 29, 2009, the limited partnership sold 50 shares of Common Stock on the open market for $8.03 per share;

(3) On October 29, 2009, the limited partnership sold 50 shares of Common Stock on the open market for $8.02 per share;

(4) On October 29, 2009, the limited partnership sold 350 shares of Common Stock on the open market for $8.01 per share;

(5) On October 29, 2009, the limited partnership sold 4,550 shares of Common Stock on the open market for $8.00 per share;

(6) On November 9, 2009, the limited partnership sold 100 shares of Common Stock on the open market for $7.6983 per share;

(7) On November 9, 2009, the limited partnership sold 100 shares of Common Stock on the open market for $7.6925 per share;

(8) On November 9, 2009, the limited partnership sold 25,650 shares of Common Stock on the open market for $7.69 per share;

(9) On November 9, 2009, the limited partnership sold 50 shares of Common Stock on the open market for $7.68 per share;

(10) On November 9, 2009, the limited partnership sold 150 shares of Common Stock on the open market for $7.6713 per share;

(11) On November 9, 2009, the limited partnership sold 950 shares of Common Stock on the open market for $7.67 per share;

(12) On November 9, 2009, the limited partnership sold 100 shares of Common Stock on the open market for $7.6667 per share;

(13) On November 9, 2009, the limited partnership sold 100 shares of Common Stock on the open market for $7.6654 per share;

(14) On November 9, 2009, the limited partnership sold 26,650 shares of Common Stock on the open market for $7.66 per share;

(15) On November 9, 2009, the limited partnership sold 100 shares of Common Stock on the open market for $7.6594 per share;

(16) On November 9, 2009, the limited partnership sold 3,875 shares of Common Stock on the open market for $7.65 per share;

(17) On November 9, 2009, the limited partnership sold 100 shares of Common Stock on the open market for $7.6472 per share;

CUSIP No. 89267P 10 5	Page 7 of 28

(18) On November 9, 2009, the limited partnership sold 150 shares of Common Stock on the open market for $7.6443 per share;

(19) On November 9, 2009, the limited partnership sold 100 shares of Common Stock on the open market for $7.644 per share;

(20) On November 9, 2009, the limited partnership sold 100 shares of Common Stock on the open market for $7.6421 per share;

(21) On November 9, 2009, the limited partnership sold 150 shares of Common Stock on the open market for $7.6417 per share;

(22) On November 9, 2009, the limited partnership sold 100 shares of Common Stock on the open market for $7.6414 per share;

(23) On November 9, 2009, the limited partnership sold 4,000 shares of Common Stock on the open market for $7.64 per share;

(24) On November 9, 2009, the limited partnership sold 250 shares of Common Stock on the open market for $7.6392 per share;

(25) On November 9, 2009, the limited partnership sold 200 shares of Common Stock on the open market for $7.6383 per share;

(26) On November 9, 2009, the limited partnership sold 100 shares of Common Stock on the open market for $7.6371 per share;

(27) On November 9, 2009, the limited partnership sold 50 shares of Common Stock on the open market for $7.635 per share;

(28) On November 9, 2009, the limited partnership sold 100 shares of Common Stock on the open market for $7.632 per share;

(29) On November 9, 2009, the limited partnership sold 3,700 shares of Common Stock on the open market for $7.63 per share;

(30) On November 9, 2009, the limited partnership sold 100 shares of Common Stock on the open market for $7.6296 per share;

(31) On November 9, 2009, the limited partnership sold 200 shares of Common Stock on the open market for $7.6243 per share;

(32) On November 9, 2009, the limited partnership sold 2,973 shares of Common Stock on the open market for $7.62 per share;

(33) On November 9, 2009, the limited partnership sold 127 shares of Common Stock on the open market for $7.61 per share;

CUSIP No. 89267P 10 5	Page 8 of 28

(34) On November 9, 2009, the limited partnership sold 300 shares of Common Stock on the open market for $7.6004 per share;

(35) On November 9, 2009, the limited partnership sold 775 shares of Common Stock on the open market for $7.60 per share;

(36) On November 9, 2009, the limited partnership sold 648 shares of Common Stock on the open market for $7.59 per share;

(37) On November 9, 2009, the limited partnership sold 652 shares of Common Stock on the open market for $7.58 per share;

(38) On November 9, 2009, the limited partnership sold 250 shares of Common Stock on the open market for $7.57 per share;

(39) On November 9, 2009, the limited partnership sold 350 shares of Common Stock on the open market for $7.5676 per share;

(40) On November 9, 2009, the limited partnership sold 300 shares of Common Stock on the open market for $7.56 per share;

(41) On November 9, 2009, the limited partnership sold 350 shares of Common Stock on the open market for $7.5508 per share;

(42) On November 9, 2009, the limited partnership sold 1,050 shares of Common Stock on the open market for $7.55 per share;

(43) On November 10, 2009, the limited partnership sold 50 shares of Common Stock on the open market for $7.67 per share;

(44) On November 10, 2009, the limited partnership sold 107 shares of Common Stock on the open market for $7.66 per share;

(45) On November 10, 2009, the limited partnership sold 193 shares of Common Stock on the open market for $7.65 per share;

(46) On November 10, 2009, the limited partnership sold 370 shares of Common Stock on the open market for $7.63 per share;

(47) On November 10, 2009, the limited partnership sold 1,070 shares of Common Stock on the open market for $7.62 per share;

(48) On November 10, 2009, the limited partnership sold 1,650 shares of Common Stock on the open market for $7.61 per share;

(49) On November 10, 2009, the limited partnership sold 26,800 shares of Common Stock on the open market for $7.60 per share;

CUSIP No. 89267P 10 5	Page 9 of 28

(50) On November 10, 2009, the limited partnership sold 2,118 shares of Common Stock on the open market for $7.59 per share;

(51) On November 10, 2009, the limited partnership sold 1,165 shares of Common Stock on the open market for $7.58 per share;

(52) On November 10, 2009, the limited partnership sold 640 shares of Common Stock on the open market for $7.57 per share;

(53) On November 10, 2009, the limited partnership sold 300 shares of Common Stock on the open market for $7.5687 per share;

(54) On November 10, 2009, the limited partnership sold 937 shares of Common Stock on the open market for $7.56 per share;

(55) On November 10, 2009, the limited partnership sold 300 shares of Common Stock on the open market for $7.5584 per share;

(56) On November 10, 2009, the limited partnership sold 1,800 shares of Common Stock on the open market for $7.55 per share;

(57) On November 11, 2009, the limited partnership sold 150 shares of Common Stock on the open market for $7.75 per share;

(58) On November 11, 2009, the limited partnership sold 150 shares of Common Stock on the open market for $7.7464 per share;

(59) On November 11, 2009, the limited partnership sold 205 shares of Common Stock on the open market for $7.74 per share;

(60) On November 11, 2009, the limited partnership sold 200 shares of Common Stock on the open market for $7.733 per share;

(61) On November 11, 2009, the limited partnership sold 904 shares of Common Stock on the open market for $7.73 per share;

(62) On November 11, 2009, the limited partnership sold 200 shares of Common Stock on the open market for $7.7288 per share;

(63) On November 11, 2009, the limited partnership sold 550 shares of Common Stock on the open market for $7.72 per share;

(64) On November 11, 2009, the limited partnership sold 750 shares of Common Stock on the open market for $7.71 per share;

(65) On November 11, 2009, the limited partnership sold 200 shares of Common Stock on the open market for $7.7029 per share;

CUSIP No. 89267P 10 5	Page 10 of 28

(66) On November 11, 2009, the limited partnership sold 1,067 shares of Common Stock on the open market for $7.70 per share;

(67) On November 11, 2009, the limited partnership sold 150 shares of Common Stock on the open market for $7.6985 per share;

(68) On November 11, 2009, the limited partnership sold 200 shares of Common Stock on the open market for $7.6911 per share;

(69) On November 11, 2009, the limited partnership sold 150 shares of Common Stock on the open market for $7.6907 per share;

(70) On November 11, 2009, the limited partnership sold 300 shares of Common Stock on the open market for $7.69 per share;

(71) On November 11, 2009, the limited partnership sold 200 shares of Common Stock on the open market for $7.6877 per share;

(72) On November 11, 2009, the limited partnership sold 150 shares of Common Stock on the open market for $7.6873 per share;

(73) On November 11, 2009, the limited partnership sold 250 shares of Common Stock on the open market for $7.6855 per share;

(74) On November 11, 2009, the limited partnership sold 150 shares of Common Stock on the open market for $7.685 per share;

(75) On November 11, 2009, the limited partnership sold 250 shares of Common Stock on the open market for $7.6837 per share;

(76) On November 11, 2009, the limited partnership sold 150 shares of Common Stock on the open market for $7.6811 per share;

(77) On November 11, 2009, the limited partnership sold 1,421 shares of Common Stock on the open market for $7.68 per share;

(78) On November 11, 2009, the limited partnership sold 200 shares of Common Stock on the open market for $7.6796 per share;

(79) On November 11, 2009, the limited partnership sold 150 shares of Common Stock on the open market for $7.6743 per share;

(80) On November 11, 2009, the limited partnership sold 100 shares of Common Stock on the open market for $7.6737 per share;

(81) On November 11, 2009, the limited partnership sold 150 shares of Common Stock on the open market for $7.6713 per share;

CUSIP No. 89267P 10 5	Page 11 of 28

(82) On November 11, 2009, the limited partnership sold 4,164 shares of Common Stock on the open market for $7.67 per share;

(83) On November 11, 2009, the limited partnership sold 150 shares of Common Stock on the open market for $7.6694 per share;

(84) On November 11, 2009, the limited partnership sold 200 shares of Common Stock on the open market for $7.665 per share;

(85) On November 11, 2009, the limited partnership sold 1,139 shares of Common Stock on the open market for $7.66 per share;

(86) On November 11, 2009, the limited partnership sold 1,000 shares of Common Stock on the open market for $7.65 per share;

(87) On November 12, 2009, the limited partnership sold 100 shares of Common Stock on the open market for $7.74 per share;

(88) On November 12, 2009, the limited partnership sold 224 shares of Common Stock on the open market for $7.73 per share;

(89) On November 12, 2009, the limited partnership sold 27 shares of Common Stock on the open market for $7.72 per share;

(90) On November 12, 2009, the limited partnership sold 50 shares of Common Stock on the open market for $7.7139 per share;

(91) On November 12, 2009, the limited partnership sold 150 shares of Common Stock on the open market for $7.71 per share;

(92) On November 12, 2009, the limited partnership sold 42 shares of Common Stock on the open market for $7.70 per share;

(93) On November 12, 2009, the limited partnership sold 50 shares of Common Stock on the open market for $7.69 per share;

(94) On November 12, 2009, the limited partnership sold 50 shares of Common Stock on the open market for $7.6861 per share;

(95) On November 12, 2009, the limited partnership sold 150 shares of Common Stock on the open market for $7.68 per share;

(96) On November 12, 2009, the limited partnership sold 100 shares of Common Stock on the open market for $7.67 per share;

(97) On November 12, 2009, the limited partnership sold 50 shares of Common Stock on the open market for $7.6653 per share;

CUSIP No. 89267P 10 5	Page 12 of 28

(98) On November 12, 2009, the limited partnership sold 700 shares of Common Stock on the open market for $7.66 per share;

(99) On November 12, 2009, the limited partnership sold 200 shares of Common Stock on the open market for $7.65 per share;

(100) On November 12, 2009, the limited partnership sold 1,500 shares of Common Stock on the open market for $7.64 per share;

(101) On November 12, 2009, the limited partnership sold 350 shares of Common Stock on the open market for $7.63 per share;

(102) On November 12, 2009, the limited partnership sold 50 shares of Common Stock on the open market for $7.62 per share;

(103) On November 12, 2009, the limited partnership sold 27 shares of Common Stock on the open market for $7.61 per share;

(104) On November 12, 2009, the limited partnership sold 734 shares of Common Stock on the open market for $7.60 per share;

(105) On November 12, 2009, the limited partnership sold 700 shares of Common Stock on the open market for $7.56 per share;

(106) On November 12, 2009, the limited partnership sold 50 shares of Common Stock on the open market for $7.5586 per share;

(107) On November 12, 2009, the limited partnership sold 50 shares of Common Stock on the open market for $7.5562 per share;

(108) On November 12, 2009, the limited partnership sold 100 shares of Common Stock on the open market for $7.5502 per share;

(109) On November 12, 2009, the limited partnership sold 550 shares of Common Stock on the open market for $7.55 per share;

(110) On November 13, 2009, the limited partnership sold 124 shares of Common Stock on the open market for $7.61 per share;

(111) On November 13, 2009, the limited partnership sold 200 shares of Common Stock on the open market for $7.60 per share;

(112) On November 13, 2009, the limited partnership sold 750 shares of Common Stock on the open market for $7.59 per share;

(113) On November 13, 2009, the limited partnership sold 100 shares of Common Stock on the open market for $7.58 per share;

CUSIP No. 89267P 10 5	Page 13 of 28

(114) On November 13, 2009, the limited partnership sold 300 shares of Common Stock on the open market for $7.57 per share;

(115) On November 13, 2009, the limited partnership sold 1,824 shares of Common Stock on the open market for $7.56 per share;

(116) On November 13, 2009, the limited partnership sold 1,070 shares of Common Stock on the open market for $7.55 per share;

(117) On November 13, 2009, the limited partnership sold 350 shares of Common Stock on the open market for $7.54 per share;

(118) On November 13, 2009, the limited partnership sold 650 shares of Common Stock on the open market for $7.53 per share;

(119) On November 13, 2009, the limited partnership sold 882 shares of Common Stock on the open market for $7.52 per share;

(120) On November 13, 2009, the limited partnership sold 1,450 shares of Common Stock on the open market for $7.51 per share;

(121) On November 13, 2009, the limited partnership sold 800 shares of Common Stock on the open market for $7.50 per share;

(122) On November 16, 2009, the limited partnership sold 16 shares of Common Stock on the open market for $7.76 per share;

(123) On November 16, 2009, the limited partnership sold 1,150 shares of Common Stock on the open market for $7.75 per share;

(124) On November 16, 2009, the limited partnership sold 1,119 shares of Common Stock on the open market for $7.74 per share;

(125) On November 16, 2009, the limited partnership sold 1,572 shares of Common Stock on the open market for $7.73 per share;

(126) On November 16, 2009, the limited partnership sold 3,314 shares of Common Stock on the open market for $7.72 per share;

(127) On November 16, 2009, the limited partnership sold 2,600 shares of Common Stock on the open market for $7.71 per share;

(128) On November 16, 2009, the limited partnership sold 1,775 shares of Common Stock on the open market for $7.70 per share;

(129) On November 16, 2009, the limited partnership sold 473 shares of Common Stock on the open market for $7.69 per share;

CUSIP No. 89267P 10 5	Page 14 of 28

(130) On November 16, 2009, the limited partnership sold 481 shares of Common Stock on the open market for $7.68 per share;

(131) On November 17, 2009, the limited partnership sold 100 shares of Common Stock on the open market for $7.67 per share;

(132) On November 17, 2009, the limited partnership sold 300 shares of Common Stock on the open market for $7.66 per share;

(133) On November 17, 2009, the limited partnership sold 186 shares of Common Stock on the open market for $7.65 per share;

(134) On November 17, 2009, the limited partnership sold 627 shares of Common Stock on the open market for $7.64 per share;

(135) On November 17, 2009, the limited partnership sold 777 shares of Common Stock on the open market for $7.63 per share;

(136) On November 17, 2009, the limited partnership sold 4,946 shares of Common Stock on the open market for $7.62 per share;

(137) On November 17, 2009, the limited partnership sold 1,714 shares of Common Stock on the open market for $7.61 per share;

(138) On November 17, 2009, the limited partnership sold 1,350 shares of Common Stock on the open market for $7.60 per share;

(139) On November 18, 2009, the limited partnership sold 100 shares of Common Stock on the open market for $7.60 per share;

(140) On November 18, 2009, the limited partnership sold 50 shares of Common Stock on the open market for $7.59 per share;

(141) On November 18, 2009, the limited partnership sold 590 shares of Common Stock on the open market for $7.58 per share;

(142) On November 18, 2009, the limited partnership sold 460 shares of Common Stock on the open market for $7.57 per share;

(143) On November 18, 2009, the limited partnership sold 400 shares of Common Stock on the open market for $7.565 per share;

(144) On November 18, 2009, the limited partnership sold 1,000 shares of Common Stock on the open market for $7.56 per share;

(145) On November 18, 2009, the limited partnership sold 100 shares of Common Stock on the open market for $7.555 per share;

CUSIP No. 89267P 10 5	Page 15 of 28

(146) On November 18, 2009, the limited partnership sold 550 shares of Common Stock on the open market for $7.55 per share;

(147) On November 19, 2009, the limited partnership sold 150 shares of Common Stock on the open market for $7.57 per share;

(148) On November 19, 2009, the limited partnership sold 400 shares of Common Stock on the open market for $7.56 per share;

(149) On November 19, 2009, the limited partnership sold 983 shares of Common Stock on the open market for $7.55 per share;

(150) On November 19, 2009, the limited partnership sold 789 shares of Common Stock on the open market for $7.54 per share;

(151) On November 19, 2009, the limited partnership sold 2,507 shares of Common Stock on the open market for $7.53 per share;

(152) On November 19, 2009, the limited partnership sold 250 shares of Common Stock on the open market for $7.52 per share;

(153) On November 19, 2009, the limited partnership sold 4,271 shares of Common Stock on the open market for $7.51 per share;

(154) On November 19, 2009, the limited partnership sold 1,650 shares of Common Stock on the open market for $7.50 per share;

(155) On November 20, 2009, the limited partnership sold 600 shares of Common Stock on the open market for $7.55 per share;

(156) On November 20, 2009, the limited partnership sold 1,901 shares of Common Stock on the open market for $7.54 per share;

(157) On November 20, 2009, the limited partnership sold 2,600 shares of Common Stock on the open market for $7.53 per share;

(158) On November 20, 2009, the limited partnership sold 206 shares of Common Stock on the open market for $7.52 per share;

(159) On November 20, 2009, the limited partnership sold 150 shares of Common Stock on the open market for $7.515 per share;

(160) On November 20, 2009, the limited partnership sold 6,662 shares of Common Stock on the open market for $7.51 per share;

(161) On November 20, 2009, the limited partnership sold 5,731 shares of Common Stock on the open market for $7.50 per share;

CUSIP No. 89267P 10 5	Page 16 of 28

(162) On November 20, 2009, the limited partnership sold 300 shares of Common Stock on the open market for $7.49 per share;

(163) On November 20, 2009, the limited partnership sold 1,250 shares of Common Stock on the open market for $7.48 per share;

(164) On November 20, 2009, the limited partnership sold 600 shares of Common Stock on the open market for $7.47 per share;

(165) On November 23, 2009, the limited partnership sold 300 shares of Common Stock on the open market for $7.70 per share;

(166) On November 23, 2009, the limited partnership sold 700 shares of Common Stock on the open market for $7.70 per share;

(167) On November 23, 2009, the limited partnership sold 300 shares of Common Stock on the open market for $7.68 per share;

(168) On November 23, 2009, the limited partnership sold 100 shares of Common Stock on the open market for $7.675 per share;

(169) On November 23, 2009, the limited partnership sold 100 shares of Common Stock on the open market for $7.665 per share;

(170) On November 23, 2009, the limited partnership sold 676 shares of Common Stock on the open market for $7.66 per share;

(171) On November 23, 2009, the limited partnership sold 1,000 shares of Common Stock on the open market for $7.65 per share;

(172) On November 23, 2009, the limited partnership sold 435 shares of Common Stock on the open market for $7.64 per share;

(173) On November 23, 2009, the limited partnership sold 2,466 shares of Common Stock on the open market for $7.63 per share;

(174) On November 23, 2009, the limited partnership sold 100 shares of Common Stock on the open market for $7.6278 per share;

(175) On November 23, 2009, the limited partnership sold 100 shares of Common Stock on the open market for $7.6272 per share;

(176) On November 23, 2009, the limited partnership sold 2,000 shares of Common Stock on the open market for $7.625 per share;

(177) On November 23, 2009, the limited partnership sold 100 shares of Common Stock on the open market for $7.6245 per share;

CUSIP No. 89267P 10 5	Page 17 of 28

(178) On November 23, 2009, the limited partnership sold 100 shares of Common Stock on the open market for $7.6238 per share;

(179) On November 23, 2009, the limited partnership sold 100 shares of Common Stock on the open market for $7.6228 per share;

(180) On November 23, 2009, the limited partnership sold 100 shares of Common Stock on the open market for $7.6225 per share;

(181) On November 23, 2009, the limited partnership sold 6,652 shares of Common Stock on the open market for $7.62 per share;

(182) On November 23, 2009, the limited partnership sold 100 shares of Common Stock on the open market for $7.6167 per share;

(183) On November 23, 2009, the limited partnership sold 600 shares of Common Stock on the open market for $7.615 per share;

(184) On November 23, 2009, the limited partnership sold 7,202 shares of Common Stock on the open market for $7.61 per share;

(185) On November 23, 2009, the limited partnership sold 100 shares of Common Stock on the open market for $7.6076 per share;

(186) On November 23, 2009, the limited partnership sold 600 shares of Common Stock on the open market for $7.605 per share;

(187) On November 23, 2009, the limited partnership sold 100 shares of Common Stock on the open market for $7.6037 per share;

(188) On November 23, 2009, the limited partnership sold 100 shares of Common Stock on the open market for $7.6033 per share;

(189) On November 24, 2009, the limited partnership sold 100 shares of Common Stock on the open market for $7.60 per share;

(190) On November 24, 2009, the limited partnership sold 300 shares of Common Stock on the open market for $7.505 per share;

(191) On November 24, 2009, the limited partnership sold 1,400 shares of Common Stock on the open market for $7.50 per share;

(192) On November 24, 2009, the limited partnership sold 1,300 shares of Common Stock on the open market for $7.495 per share;

(193) On November 24, 2009, the limited partnership sold 1,400 shares of Common Stock on the open market for $7.49 per share;

CUSIP No. 89267P 10 5	Page 18 of 28

(194) On November 24, 2009, the limited partnership sold 600 shares of Common Stock on the open market for $7.48 per share;

(195) On November 24, 2009, the limited partnership sold 1,500 shares of Common Stock on the open market for $7.47 per share;

(196) On November 24, 2009, the limited partnership sold 300 shares of Common Stock on the open market for $7.465 per share;

(197) On November 24, 2009, the limited partnership sold 1,369 shares of Common Stock on the open market for $7.46 per share;

(198) On November 24, 2009, the limited partnership sold 397 shares of Common Stock on the open market for $7.455 per share;

(199) On November 24, 2009, the limited partnership sold 25,424 shares of Common Stock on the open market for $7.45 per share;

(200) On November 25, 2009, the limited partnership sold 600 shares of Common Stock on the open market for $7.58 per share;

(201) On November 25, 2009, the limited partnership sold 200 shares of Common Stock on the open market for $7.55 per share;

(202) On November 25, 2009, the limited partnership sold 700 shares of Common Stock on the open market for $7.54 per share;

(203) On November 25, 2009, the limited partnership sold 456 shares of Common Stock on the open market for $7.53 per share;

(204) On November 25, 2009, the limited partnership sold 700 shares of Common Stock on the open market for $7.52 per share;

(205) On November 25, 2009, the limited partnership sold 1,000 shares of Common Stock on the open market for $7.51 per share;

(206) On November 25, 2009, the limited partnership sold 3,400 shares of Common Stock on the open market for $7.50 per share;

(207) On November 25, 2009, the limited partnership sold 800 shares of Common Stock on the open market for $7.45 per share;

(208) On November 25, 2009, the limited partnership sold 12,144 shares of Common Stock on the open market for $7.44 per share;

(209) On November 25, 2009, the limited partnership sold 2,000 shares of Common Stock on the open market for $7.43 per share; and

CUSIP No. 89267P 10 5	Page 19 of 28

(210) On November 25, 2009, the limited partnership sold 40,000 shares of Common Stock on the open market for $7.40 per share.

(d) Not applicable.

(e) On November 25, 2009, WRCF-I 1997 Limited Partnership ceased to be the beneficial owner of more than five percent of the Common Stock.

Information with respect to WRCF-II 1997 Limited Partnership:

(a) Aggregate number and percentage of Common Stock owned: See Items 11 and 13 of the applicable cover page. Pursuant to Rule 13d-4, WRCF-II 1997 Limited Partnership expressly declares that the filing of this Schedule 13D shall not be construed as an admission that WRCF-II 1997 Limited Partnership is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this Schedule 13D other than the securities specified in Item 11 of the applicable cover page.

(b) Share versus sole voting and dispositive powers: See Items 7, 8, 9 and 10 of the applicable cover page.

(c) Transactions since most recent filing on Schedule 13D through November 25, 2009:

(1) On October 22, 2009, the limited partnership sold 200 shares of Common Stock on the open market for $8.38 per share;

(2) On October 22, 2009, the limited partnership sold 250 shares of Common Stock on the open market for $8.37 per share;

(3) On October 22, 2009, the limited partnership sold 50 shares of Common Stock on the open market for $8.36 per share;

(4) On October 22, 2009, the limited partnership sold 1,994 shares of Common Stock on the open market for $8.35 per share;

(5) On October 22, 2009, the limited partnership sold 2,000 shares of Common Stock on the open market for $8.34 per share;

(6) On October 22, 2009, the limited partnership sold 2,000 shares of Common Stock on the open market for $8.33 per share;

(7) On October 22, 2009, the limited partnership sold 1,356 shares of Common Stock on the open market for $8.32 per share;

(8) On October 22, 2009, the limited partnership sold 2,050 shares of Common Stock on the open market for $8.31 per share;

CUSIP No. 89267P 10 5	Page 20 of 28

(9) On October 22, 2009, the limited partnership sold 1,950 shares of Common Stock on the open market for $8.30 per share;

(10) On October 22, 2009, the limited partnership sold 2,300 shares of Common Stock on the open market for $8.29 per share;

(11) On October 22, 2009, the limited partnership sold 600 shares of Common Stock on the open market for $8.28 per share;

(12) On October 22, 2009, the limited partnership sold 1,800 shares of Common Stock on the open market for $8.27 per share;

(13) On October 22, 2009, the limited partnership sold 50 shares of Common Stock on the open market for $8.265 per share;

(14) On October 22, 2009, the limited partnership sold 1,050 shares of Common Stock on the open market for $8.26 per share;

(15) On October 22, 2009, the limited partnership sold 1,175 shares of Common Stock on the open market for $8.25 per share;

(16) On October 22, 2009, the limited partnership sold 1,175 shares of Common Stock on the open market for $8.24 per share;

(17) On October 23, 2009 the limited partnership sold 250 shares of Common Stock on the open market for $8.51 per share;

(18) On October 23, 2009 the limited partnership sold 1,050 shares of Common Stock on the open market for $8.50 per share;

(19) On October 23, 2009 the limited partnership sold 50 shares of Common Stock on the open market for $8.48 per share;

(20) On October 23, 2009 the limited partnership sold 100 shares of Common Stock on the open market for $8.4765 per share;

(21) On October 23, 2009 the limited partnership sold 1,850 shares of Common Stock on the open market for $8.45 per share;

(22) On October 23, 2009 the limited partnership sold 850 shares of Common Stock on the open market for $8.44 per share;

(23) On October 23, 2009 the limited partnership sold 23,350 shares of Common Stock on the open market for $8.43 per share;

(24) On October 23, 2009 the limited partnership sold 600 shares of Common Stock on the open market for $8.42 per share;

CUSIP No. 89267P 10 5	Page 21 of 28

(25) On October 23, 2009 the limited partnership sold 50 shares of Common Stock on the open market for $8.4167 per share;

(26) On October 23, 2009 the limited partnership sold 14,200 shares of Common Stock on the open market for $8.41 per share;

(27) On October 23, 2009 the limited partnership sold 50 shares of Common Stock on the open market for $8.4055 per share;

(28) On October 23, 2009 the limited partnership sold 50 shares of Common Stock on the open market for $8.4024 per share;

(29) On October 23, 2009 the limited partnership sold 50 shares of Common Stock on the open market for $8.4004 per share;

(30) On October 23, 2009 the limited partnership sold 16,190 shares of Common Stock on the open market for $8.40 per share;

(31) On October 23, 2009 the limited partnership sold 50 shares of Common Stock on the open market for $8.3998 per share;

(32) On October 23, 2009 the limited partnership sold 50 shares of Common Stock on the open market for $8.3996 per share;

(33) On October 23, 2009 the limited partnership sold 50 shares of Common Stock on the open market for $8.3994 per share;

(34) On October 23, 2009 the limited partnership sold 50 shares of Common Stock on the open market for $8.3992 per share;

(35) On October 23, 2009 the limited partnership sold 50 shares of Common Stock on the open market for $8.3983 per share;

(36) On October 23, 2009 the limited partnership sold 50 shares of Common Stock on the open market for $8.3971 per share;

(37) On October 23, 2009 the limited partnership sold 50 shares of Common Stock on the open market for $8.3963 per share;

(38) On October 23, 2009 the limited partnership sold 50 shares of Common Stock on the open market for $8.3955 per share;

(39) On October 23, 2009 the limited partnership sold 1,008 shares of Common Stock on the open market for $8.395 per share;

(40) On October 23, 2009 the limited partnership sold 100 shares of Common Stock on the open market for $8.3941 per share;

CUSIP No. 89267P 10 5	Page 22 of 28

(41) On October 23, 2009 the limited partnership sold 50 shares of Common Stock on the open market for $8.3932 per share;

(42) On October 23, 2009 the limited partnership sold 5,695 shares of Common Stock on the open market for $8.39 per share;

(43) On October 23, 2009 the limited partnership sold 650 shares of Common Stock on the open market for $8.385 per share;

(44) On October 23, 2009 the limited partnership sold 50 shares of Common Stock on the open market for $8.3842 per share;

(45) On October 23, 2009 the limited partnership sold 50 shares of Common Stock on the open market for $8.384 per share;

(46) On October 23, 2009 the limited partnership sold 100 shares of Common Stock on the open market for $8.3825 per share;

(47) On October 23, 2009 the limited partnership sold 50 shares of Common Stock on the open market for $8.3824 per share;

(48) On October 23, 2009 the limited partnership sold 16,357 shares of Common Stock on the open market for $8.38 per share;

(49) On October 23, 2009 the limited partnership sold 1,400 shares of Common Stock on the open market for $8.375 per share;

(50) On October 23, 2009 the limited partnership sold 50 shares of Common Stock on the open market for $8.3728 per share;

(51) On October 23, 2009 the limited partnership sold 2,700 shares of Common Stock on the open market for $8.37 per share;

(52) On October 23, 2009 the limited partnership sold 50 shares of Common Stock on the open market for $8.3637 per share;

(53) On October 23, 2009 the limited partnership sold 2,350 shares of Common Stock on the open market for $8.36 per share;

(54) On October 23, 2009 the limited partnership sold 250 shares of Common Stock on the open market for $8.35 per share;

(55) On October 26, 2009 the limited partnership sold 200 shares of Common Stock on the open market for $8.44 per share;

(56) On October 26, 2009 the limited partnership sold 150 shares of Common Stock on the open market for $8.43 per share;

CUSIP No. 89267P 10 5	Page 23 of 28

(57) On October 26, 2009 the limited partnership sold 550 shares of Common Stock on the open market for $8.42 per share;

(58) On October 26, 2009 the limited partnership sold 1,750 shares of Common Stock on the open market for $8.41 per share;

(59) On October 26, 2009 the limited partnership sold 1,600 shares of Common Stock on the open market for $8.40 per share;

(60) On October 26, 2009 the limited partnership sold 400 shares of Common Stock on the open market for $8.39 per share;

(61) On October 26, 2009 the limited partnership sold 150 shares of Common Stock on the open market for $8.385 per share;

(62) On October 26, 2009 the limited partnership sold 900 shares of Common Stock on the open market for $8.38 per share;

(63) On October 26, 2009 the limited partnership sold 50 shares of Common Stock on the open market for $8.37 per share;

(64) On October 26, 2009 the limited partnership sold 1,250 shares of Common Stock on the open market for $8.35 per share;

(65) On October 26, 2009 the limited partnership sold 50 shares of Common Stock on the open market for $8.34 per share;

(66) On October 26, 2009 the limited partnership sold 550 shares of Common Stock on the open market for $8.33 per share;

(67) On October 26, 2009 the limited partnership sold 1,000 shares of Common Stock on the open market for $8.32 per share;

(68) On October 26, 2009 the limited partnership sold 1,000 shares of Common Stock on the open market for $8.31 per share;

(69) On October 26, 2009 the limited partnership sold 500 shares of Common Stock on the open market for $8.305 per share;

(70) On October 26, 2009 the limited partnership sold 1,861 shares of Common Stock on the open market for $8.30 per share;

(71) On October 26, 2009 the limited partnership sold 1,450 shares of Common Stock on the open market for $8.295 per share;

(72) On October 26, 2009 the limited partnership sold 1,857 shares of Common Stock on the open market for $8.29 per share;

CUSIP No. 89267P 10 5	Page 24 of 28

(73) On October 26, 2009 the limited partnership sold 1,982 shares of Common Stock on the open market for $8.28 per share;

(74) On October 26, 2009 the limited partnership sold 2,500 shares of Common Stock on the open market for $8.27 per share;

(75) On October 26, 2009 the limited partnership sold 2,600 shares of Common Stock on the open market for $8.26 per share;

(76) On October 26, 2009 the limited partnership sold 250 shares of Common Stock on the open market for $8.255 per share;

(77) On October 26, 2009 the limited partnership sold 1,400 shares of Common Stock on the open market for $8.25 per share;

(78) On October 26, 2009 the limited partnership sold 500 shares of Common Stock on the open market for $8.24 per share;

(79) On October 26, 2009 the limited partnership sold 500 shares of Common Stock on the open market for $8.23 per share;

(80) On October 27, 2009 the limited partnership sold 50 shares of Common Stock on the open market for $8.40 per share;

(81) On October 27, 2009 the limited partnership sold 100 shares of Common Stock on the open market for $8.39 per share;

(82) On October 27, 2009 the limited partnership sold 250 shares of Common Stock on the open market for $8.36 per share;

(83) On October 27, 2009 the limited partnership sold 3,202 shares of Common Stock on the open market for $8.35 per share;

(84) On October 27, 2009 the limited partnership sold 4,150 shares of Common Stock on the open market for $8.34 per share;

(85) On October 27, 2009 the limited partnership sold 3,100 shares of Common Stock on the open market for $8.33 per share;

(86) On October 27, 2009 the limited partnership sold 2,714 shares of Common Stock on the open market for $8.32 per share;

(87) On October 27, 2009 the limited partnership sold 2,250 shares of Common Stock on the open market for $8.31 per share;

(88) On October 27, 2009 the limited partnership sold 2,250 shares of Common Stock on the open market for $8.30 per share;

CUSIP No. 89267P 10 5	Page 25 of 28

(89) On October 27, 2009 the limited partnership sold 534 shares of Common Stock on the open market for $8.29 per share;

(90) On October 27, 2009 the limited partnership sold 650 shares of Common Stock on the open market for $8.28 per share;

(91) On October 27, 2009 the limited partnership sold 150 shares of Common Stock on the open market for $8.27 per share;

(92) On October 27, 2009 the limited partnership sold 750 shares of Common Stock on the open market for $8.26 per share;

(93) On October 27, 2009 the limited partnership sold 3,350 shares of Common Stock on the open market for $8.25 per share;

(94) On October 27, 2009 the limited partnership sold 150 shares of Common Stock on the open market for $8.245 per share;

(95) On October 27, 2009 the limited partnership sold 1,100 shares of Common Stock on the open market for $8.24 per share;

(96) On October 27, 2009 the limited partnership sold 250 shares of Common Stock on the open market for $8.23 per share;

(97) On October 28, 2009 the limited partnership sold 50 shares of Common Stock on the open market for $8.24 per share;

(98) On October 28, 2009 the limited partnership sold 50 shares of Common Stock on the open market for $8.22 per share;

(99) On October 28, 2009 the limited partnership sold 150 shares of Common Stock on the open market for $8.21 per share;

(100) On October 28, 2009 the limited partnership sold 50 shares of Common Stock on the open market for $8.19 per share;

(101) On October 28, 2009 the limited partnership sold 200 shares of Common Stock on the open market for $8.18 per share;

(102) On October 28, 2009 the limited partnership sold 400 shares of Common Stock on the open market for $8.17 per share;

(103) On October 28, 2009 the limited partnership sold 400 shares of Common Stock on the open market for $8.16 per share;

(104) On October 28, 2009 the limited partnership sold 1,100 shares of Common Stock on the open market for $8.15 per share;

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(105) On October 28, 2009 the limited partnership sold 400 shares of Common Stock on the open market for $8.11 per share;

(106) On October 28, 2009 the limited partnership sold 1,250 shares of Common Stock on the open market for $8.10 per share;

(107) On October 28, 2009 the limited partnership sold 600 shares of Common Stock on the open market for $8.095 per share;

(108) On October 28, 2009 the limited partnership sold 1,014 shares of Common Stock on the open market for $8.09 per share;

(109) On October 28, 2009 the limited partnership sold 800 shares of Common Stock on the open market for $8.085 per share;

(110) On October 28, 2009 the limited partnership sold 886 shares of Common Stock on the open market for $8.08 per share;

(111) On October 28, 2009 the limited partnership sold 1,300 shares of Common Stock on the open market for $8.075 per share;

(112) On October 28, 2009 the limited partnership sold 581 shares of Common Stock on the open market for $8.07 per share;

(113) On October 28, 2009 the limited partnership sold 650 shares of Common Stock on the open market for $8.065 per share;

(114) On October 28, 2009 the limited partnership sold 27,250 shares of Common Stock on the open market for $8.06 per share;

(115) On October 28, 2009 the limited partnership sold 2,700 shares of Common Stock on the open market for $8.05 per share; and

(116) On October 28, 2009 the limited partnership sold 169 shares of Common Stock on the open market for $7.972 per share.

(d) Not applicable.

(e) Not applicable.

CUSIP No. 89267P 10 5	Page 27 of 28

Information with respect to William R. Cruz:

(a) Aggregate number and percentage of Common Stock owned: See Items 11 and 13 of the applicable cover page. Pursuant to Rule 13d-4, William R. Cruz expressly declares that the filing of this Schedule 13D shall not be construed as an admission that William R. Cruz is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this Schedule 13D other than the securities specified in Item 11 of the applicable cover page.

(b) Shared versus sole voting and dispositive powers: See Items 7, 8, 9 and 10 of the applicable cover page.

(c) Transactions since most recent filing on Schedule 13D through November 25, 2009: See information above regarding transactions since most recent filing on Schedule 13D by WRCF-I 1997 Limited Partnership and WRCF-II 1997 Limited Partnership.

(d) Not applicable.

(e) On November 25, 2009, William R. Cruz ceased to be the beneficial owner of more than five percent of the Common Stock.

[Signatures on next page]

CUSIP No. 89267P 10 5	Page 28 of 28

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 27, 2009	/S/ WILLIAM R. CRUZ
(Date)	(Signature)
William R. Cruz, President of WRCF-I GP, Inc., the general partner of WRCF-I 1997 Limited Partnership
(Name and Title)

November 27, 2009	/S/ WILLIAM R. CRUZ
(Date)	(Signature)
William R. Cruz, President of WRCF-II Manager, Inc., the managing member of WRCF-II GP, LLC, the general partner of WRCF-II 1997 Limited Partnership
(Name and Title)

November 27, 2009	/S/ WILLIAM R. CRUZ
(Date)	(Signature)
William R. Cruz, individually
(Name and Title)